Press Release                              Source: Healthcare Technologies, Ltd.
Healthcare Technologies Reports FY2003 First Quarter Results
Wednesday May 28, 3:17 pm ET

ASHDOD, Israel, May 28 /PRNewswire-FirstCall/ -- Healthcare Technologies, Ltd. (Nasdaq: HCTL - News), today announced unaudited results for the first quarter ended March 31, 2003.

Revenues for the first quarter ended March 31, 2003 were $4.3 million, as compared to $4.1 million for the corresponding quarter last year. First quarter gross profit was $1.7 million, as compared to $1.7 million in the first quarter of 2002. The net profit for the quarter was $20,000 compared with a net loss of $0.5 million, for the first quarter of last year.

Shareholders' equity on March 31, 2003 was $4.3 million, compared to $4.2 million on December 31, 2002. Cash and cash equivalents was $1.5 million, not inclusive of $0.43 million received during April in connection with the previously announced Savyon transaction. Current assets net of current liabilities as of March 31, 2003 were $2.5 million compared to $1.9 million on December 31, 2002.

Mr. Hillel Dudai, a director of the Company for the last three years, has served notice of his resignation from the Company's board of directors, effective May 27, 2003, for personal reasons. The Company will shortly name his replacement.

About Healthcare Technologies

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Pronto Diagnostics Ltd., Gamidagen Marketing (1979) Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

This press release contains certain forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

  Healthcare Technologies, Ltd. Condensed Consolidated Statement of Operations
            (U.S. Dollars in Thousands, Except Per Share Information)

                                 Three Months      Three Months      Year Ended
                                    Ended             Ended         December 31,
                                March 31, 2003    March 31, 2002        2002

Sales                               $4,319            $4,079          $16,676
Gross profit                        $1,669            $1,675           $6,356
Net Income (loss)                      $20             $(481)            $468
Income (loss) per share              $0.00            $(0.06)           $0.06
Weighted average number of
  Shares and share equivalents
  Outstanding (in thousands)         7,644             7,644            7,644

                 Consolidated Balance Sheet (U.S $ in thousands)

                                March 31, 2003    March 31, 2002   December 31, 2002

Cash and cash
 equivalents                        $1,524            $1,473           $1,150
Total current assets                $8,671            $8,102           $7,852
Total current liabilities           $6,123            $6,960           $5,981
Shareholder's equity                $4,296            $3,225           $4,246

Source: Healthcare Technologies, Ltd.